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                                                                    EXHIBIT 11.1


                                  VIASAT, INC.

                   COMPUTATION OF PRO FORMA EARNINGS PER SHARE


                                                        YEAR ENDED
                                                         MARCH 31,
                                                 -------------------------
                                                    1997           1996
                                                 ----------     ----------
Net Income                                       $3,172,000     $1,633,000
                                                 ==========     ==========

Weighted average number of
  common shares outstanding                       6,411,260      3,267,141

Assumed conversion of preferred shares                           2,365,538

Common stock equivalent shares                      226,840        106,398

Effect of shares issued and options granted
  at less than the offering price                    64,314        136,652
                                                 ----------     ----------
Total number of shares for computing
  pro forma primary earnings per share            6,702,414      5,875,729

Incremental shares for computing pro forma
  fully diluted earnings per share                   49,542

Total number of shares for computing pro
  forma fully diluted earnings per share          6,751,956      5,875,729
                                                 ==========     ==========

Pro forma primary earnings per share             $      .47     $      .28
                                                 ==========     ==========

Pro forma fully diluted earnings per share       $      .47     $      .28
                                                 ==========     ==========